

June 18, 2012

Via E-mail
Mr. Wayne R. Brownlee
  Chief Financial Officer
Potash Corporation of Saskatchewan Inc.
Suite 500, 122 - 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3

> **Re: Potash Corporation of Saskatchewan Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-10351**

Dear Mr. Brownlee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Exhibit 13. 2011 Annual Report

Report of Independent Registered Chartered Accountants, page 87

1.   Please revise the opinion paragraph to specifically disclose that the financial statements are in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (or IASB). In Note 2 to your financial statements, you disclose that such financial statements are in accordance with IFRS, as issued by the IASB. Please amend your Form 10-K for the year ended December 31, 2011 to provide an auditor's report that also includes this disclosure. For analogous guidance, see Item 17(c) of Form 20-F.

Wayne R. Brownlee
Potash Corporation of Saskatchewan Inc.
June 18, 2012
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

                                        Sincerely,

                                        /s/ David R. Humphrey

                                        David R. Humphrey
                                        Accounting Branch Chief